SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9/A
SOLICITATION/ RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 5)
Lafarge North America Inc.
(Name of Subject Company)
Lafarge North America Inc.
(Name of Person(s) Filing Statement)
Common Stock, Par Value $1.00 Per Share
(Title of Class of Securities)
505862
(CUSIP Number of Class of Securities)
Eric C. Olsen
Executive Vice President and Chief Financial Officer
Lafarge North America Inc.
12950 Worldgate Drive, Suite 500
Herndon, Virginia 20170
(703) 480-3600
(Name, Address and Telephone Number of Persons Authorized
to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)
Copy To:

Robert E. Spatt, Esq.	Peter A. Lodwick, Esq.
Patrick J. Naughton, Esq.	Amy R. Curtis, Esq.
Simpson Thacher & Bartlett LLP	Thompson & Knight L.L.P.
425 Lexington Avenue	1700 Pacific Avenue, Suite 3300
New York, New York 10017	Dallas, Texas 75201
(212) 455-2000	(214) 969-1700

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

      This Amendment No. 5 amends and supplements the Solicitation/ Recommendation Statement initially filed on March 6, 2006, as amended by Amendment No. 1 filed on March 10, 2006, Amendment No. 2 filed on March 24, 2006, Amendment No. 3 filed on April 5, 2006 and Amendment No. 4 filed on May 3, 2006 (as amended, including by this Amendment No. 5, the “Statement”), with the Securities and Exchange Commission (the “SEC”) by Lafarge North America Inc., a Maryland corporation (“LNA” or the “Company”), relating to the amended tender offer by Efalar Inc., a Delaware corporation (“Efalar”) and wholly-owned subsidiary of Lafarge S.A., a société anonyme organized under the laws of France (“Lafarge S.A.”), to purchase all outstanding shares of common stock of the Company (the “Offer”) not owned by Lafarge S.A. and its subsidiaries. Simultaneously with the Offer, Lafarge S.A., through another wholly-owned subsidiary, is offering to purchase all outstanding exchangeable preference shares of Lafarge Canada Inc. (the “EPS Offer”). The Offer was initially at an Offer price of $75.00 per share (the “Initial Offer”), and Lafarge S.A. and Efalar filed the Supplement to the Offer to Purchase dated April 7, 2006 to reflect, among other things, the increase of the Offer price to $82.00 per share (the “Interim Offer”), and filed the Second Supplement to the Offer to Purchase dated May 1, 2006 to reflect, among other things, the increase of the Offer price to $85.50 per share (the Offer as amended to the date hereof, the “Amended Offer”), as disclosed in a Tender Offer Statement on Schedule TO initially filed by Lafarge S.A. with the SEC on February 21, 2006, as amended from time to time (the “Schedule TO”).

ITEM 4.	The Solicitation or Recommendation.
     The information contained in the section titled “Background of the Offer” in Item 4. of the Statement is hereby amended and supplemented by inserting the following between the third and fourth sentences in the 34th paragraph therein that begins “On April 19, 2006...”:
     “The materials presented by Merrill Lynch to JPMorgan on April 19, 2006, as well as the materials presented by Merrill Lynch to JPMorgan on March 9, 2006 and March 17, 2006, are included as an appendix to the joint presentation by the Special Committee’s financial advisors (a copy of which is filed with the Securities and Exchange Commission as Exhibit (c)(3) to the Company’s Rule 13e-3 Transaction Statement on Schedule 13E-3).”
      The information contained in the section titled “Reasons for the Position” in Item 4. of the Statement is hereby amended and supplemented by adding the following between the second and third sentences in the paragraph titled “Opinions and Joint Presentation of Merrill Lynch and Blackstone”:
      “The Special Committee adopted the analyses made in the joint presentation of, and the conclusions stated in the opinions of, Merrill Lynch and Blackstone.”
     The information contained in the section titled “Opinions and Joint Presentation of Financial Advisors to the Special Committee” in Item 4. of the Statement is hereby amended and supplemented by deleting the following sentence in the eighth paragraph therein: “This summary does not purport to be a complete description of the analyses underlying the Merrill Lynch and Blackstone opinions.”
     The information contained in the section titled “Opinions and Joint Presentation of Financial Advisors to the Special Committee” in Item 4. of the Statement is hereby amended and supplemented by amending the third to last paragraph in the subsection titled “Discounted cash flow analysis” to read as follows:
     “For the terminal value analyses, Merrill Lynch and Blackstone reviewed multiples ranging from 7.5x to 9.5x Adjusted 2010 EBITDA, but believed multiples ranging from 8.0x to 9.0x Adjusted 2010 EBITDA were the most appropriate (and presented an illustrative per share value indication for such analysis to the Special Committee on the basis of such narrower range), and discount rates ranging from 9.0% to 10.0%. Merrill Lynch and Blackstone also calculated a range of implied perpetuity growth rates that would generate the same net present value as the selected terminal multiples. The following table presents the results of this analysis:

	Without Acquisitions	With Acquisitions
Illustrative Per Share Value Indications at Adjusted 2010 EBITDA multiples of 8.0x to 9.0x	$72.86 - $84.45	$74.43 - $89.90
Implied Perpetuity Growth Rate	3.7% - 4.0%	3.5% - 3.9%
The illustrative per share value indication at Adjusted 2010 EBITDA multiples of 7.5x to 9.5x would have been $68.90 – $88.60 without acquisitions and $68.98 – $95.60 with acquisitions.”
     The information contained in the section titled “Opinions and Joint Presentation of Financial Advisors to the Special Committee” in Item 4. of the Statement is hereby amended and supplemented by inserting the following immediately prior to the subsection titled “Miscellaneous”:
     “Supplementary Analyses. In addition to the analyses summarized above, Merrill Lynch and Blackstone included certain supplementary analyses in the materials provided to the Special Committee for their contextual benefit, but did not discuss such analyses with the Special Committee as part of their fairness presentation as they did not form the material bases for the financial advisors’ fairness opinions. These supplementary materials included an analysis of the stock price of the Company and Lafarge S.A. since February 3, 2006, an analysis of various ratios and values of North American and international comparable companies, an analysis of the implied premiums and multiples of the Amended Offer, an affordability analysis showing that the Amended Offer would be accretive to Lafarge S.A., an analysis of the weighted average cost of capital of the Company and an analysis of potential synergies based on information provided by Lafarge S.A. The full text of these supplementary analyses can be found in the appendix to the materials set forth in Exhibit (c)(3) to the Schedule 13E-3 filed by the Company with the SEC on May 3, 2006 in connection with the Amended Offer.”
     The information contained in the section titled “Opinions and Joint Presentation of Financial Advisors to the Special Committee” in Item 4. of the Statement is hereby amended and supplemented by inserting the following between the third and fourth sentences in the fourth paragraph in the subsection titled “Miscellaneous”:
     “Specifically, Merrill Lynch provided advisory services to such committees in connection with an agreement between the Company and Lafarge S.A. to manage and operate Blue Circle Industries PLC, a company acquired by Lafarge S.A. in 2001 and in connection with exploring strategic alternatives for certain of the Company’s cement plants for which services Merrill Lynch has received aggregate fees of approximately $2.25 million.”

ITEM 5.	Persons/ Assets, Retained, Employed, Compensated or Used.
      The information contained in Item 5. of the Statement is hereby amended and supplemented by adding the following between the second and third sentences in the fourth paragraph therein:
     “Specifically, Merrill Lynch provided advisory services to such committees in connection with an agreement between the Company and Lafarge S.A. to manage and operate Blue Circle Industries PLC, a company acquired by Lafarge S.A. in 2001 and in connection with exploring strategic alternatives for certain of the Company’s cement plants for which services Merrill Lynch has received aggregate fees of approximately $2.25 million.”

ITEM 8.	Additional Information.
      The information contained in the section titled “First Quarter Financial Results and Other Financial Information” in Item 8. of the Statement is hereby amended and supplemented by adding the following at the end of the paragraph therein:
      “Other financial information of the Company as of and for the first quarter ended March 31, 2006 is set forth in Part I, Item 1 of the Company’s Quarterly Report on Form 10-Q filed with the SEC on May 4, 2006.”
     The information contained in the section titled “Litigation” in Item 8. of the Statement is hereby amended and supplemented by adding the following between the sixth and seventh sentences in the eighth paragraph therein:
     “On May 3, 2006, the LNA Defendants and the Special Committee each filed a demurrer to plaintiff’s complaint. The court has yet to rule on those demurrers. On May 5, 2006, the court denied plaintiff’s motion for expedited discovery.”

ITEM 9.	Exhibits.
      The information contained in Item 9 of the Statement is hereby amended and supplemented as follows:

Exhibit No.		Description

(a	)(39)	Letter to Participants in the Lafarge North America Inc. Employee Stock Purchase Plan.*+
(a	)(40)	Press Release dated May 8, 2006 titled Lafarge North America Announces Clarification Regarding Quarterly Dividend.*
(a	)(41)	Email from Lafarge North America General Counsel to Directors and Certain Employees Regarding Treatment of LNA Stock Options and Restricted Stock in Lafarge SA Tender Offer.*
(a	)(42)	Transcript of webcast on May 8, 2006 regarding the Lafarge North America Inc. Employee Stock Purchase Plan.*
(e	)(29)	Pages 8 and 9 under the heading “How are directors compensated?,” pages 16-21 under the heading “Executive Compensation,” page 23 under the heading “U.S. Retirement Plans,” and page 24 under the heading “Canadian Retirement Plans” of the Annual Proxy Statement of the Company filed on Schedule 14A with the Securities and Exchange Commission on March 15, 2005.**

*	Filed herewith.

**	Previously filed.

+	Indicates a document prepared by a third party. The Company takes no responsibility for the accuracy or completeness of any information contained therein or incorporated by reference from such documents into this Schedule 14D-9 or for any failure by such third party to disclose any facts or events or circumstances that may have occurred or not occurred, which may affect the significance, completeness or accuracy of any such information.

SIGNATURE
      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Lafarge North America Inc.

By:	/s/ Eric C. Olsen

	Name:	Eric C. Olsen
	Title:	Executive Vice President and
Chief Financial Officer
Dated: May 10, 2006

ANNEX A
      The information contained in Annex A of the Statement is hereby amended and supplemented by inserting the following immediately prior to the section titled “Additional Director Compensation”:
Other Compensation
      Information regarding compensation of the Company’s executive officers and directors (including information about deferred compensation and retirement plans for non-employee directors) is described in the 2005 Proxy Statement under the headings “Item 1, Election of Directors — How are directors compensated?”, “Report on Executive Compensation,” “Summary Compensation Table,” “Option Exercises and Year-End Values,” “Option Grants,” and “Long-Term Incentive Plans — Awards in Last Fiscal Year” and is filed as an exhibit to this Statement and is incorporated herein by reference. On April 28, 2006, the Company filed Amendment No. 1 to the Annual Report on Form 10-K/ A with the Securities and Exchange Commission, which contains updated information with respect thereto.

A-1